UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RANCON REALTY FUND V, A CALIFORNIA LIMITED PARTNERSHIP
(Name of Issuer)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
NONE
(CUSIP Number)
October 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS GLENBOROUGH PROPERTY PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		11,565

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,565

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Rancon Realty Fund V, a California Limited Partnership (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

400 South El Camino Real, Suite 1100, San Mateo, CA 94402-1708

Item 2(a)	Name of Person Filing.

Glenborough Property Partners, LLC, a Delaware limited liability company

Item 2(b)	Address of Principal Business Office.

400 South El Camino Real, Suite 1100, San Mateo, CA 94402-1708

Item 2(c)	Place of Organization.

Delaware

Item 2(d)	Title of Class of Securities.

Limited Partnership Units

Item 2(e)	CUSIP Number.

None

Item 3	Reporting Person.

Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Limited Partnership Units of the Issuer by the person filing this statement is provided as of October 10, 2010:

(a) Amount Beneficially Owned:

11,565 units of Limited Partnership Units

(b) Percent of Class:

13.7% based on 83,898 total units outstanding as reported in the Issuer’s 10-Q filed August 13, 2010 for the quarter ended June 30, 2010.

(c) Number of units as to which such person has:

(i) sole power to vote or to direct the vote:

11,565

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

11,565

(iv) shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2010	GLENBOROUGH PROPERTY PARTNERS, LLC
	By:	/s/ G. Lee Burns
G. Lee Burns, Senior Vice President